UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3

TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

THOMASVILLE BANCSHARES, INC.

(Name of Issuer)

Charles A. Balfour	Randall L. Moore
Joel W. Barrett	Harold L. Jackson
David A. Cone	Diane W. Parker
Stephen H. Cheney	Richard L. Singletary, Jr.
Charles E. Hancock	Cochran A. Scott, Jr.
Charles H. Hodges, III

(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

884608100

(CUSIP Number of Class of Securities)

Stephen H. Cheney

President and Chief Executive Officer

Thomasville Bancshares, Inc.

301 North Broad Street

Thomasville, Georgia 31792

(229) 226-3300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To: Robert C. Schwartz, Esq. Smith, Gambrell & Russell, LLP 1230 Peachtree Street Promenade II, Suite 3100 Atlanta, Georgia 30309 (404) 815-3758

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$2,436,280.00	$95.75

* For purposes of calculating the fee only. This amount assumes 226,000 shares of common stock of the subject company will be exchanged for 226,000 shares of Series A Preferred Stock of the subject company. Pursuant to Exchange Act Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of September 30, 2008, which was $10.78 per share. The amount of the filing fee equals $39.30 per every $1,000,000 in aggregate transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$95.75

Form or Registration No.:	Schedule 13E-3

Filing Party:	Thomasville Bancshares, Inc.

Date Filed:	October 27, 2008

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 4 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) for Thomasville Bancshares, Inc. (“Thomasville” or the “Company”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13E-3.

The Articles of Amendment to the Company’s Articles of Incorporation providing for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of fewer than 1,500 shares of common stock into the Company’s Series A Preferred Stock were approved by the Company’s shareholders at a special meeting held on January 15, 2009 and became effective on January 16, 2009 upon the filing of the Articles of Amendment with the Georgia Secretary of State. All other shares of Thomasville common stock will remain outstanding and be unaffected by the Reclassification.

As a result of the Reclassification, 216,316 shares of the Company’s common stock held by approximately 448 shareholders of record were converted into shares of the Company’s Series A Preferred Stock, on the basis of one share of Series A Preferred Stock for each share of common stock. Two shareholders, holding collectively 42,500 shares of Thomasville common stock, exercised statutory dissenters’ rights with respect to the Reclassification. Assuming these shareholders perfect their dissenters’ rights, these shareholders will be entitled to receive the fair value of such shares.

After the Reclassification, the number of outstanding shares of the Company’s common stock was 2,710,115 and the number of common shareholders of record was approximately 173. Additionally, after the Reclassification, the number of outstanding shares of the Company’s Series A Preferred Stock was 216,316 and the number of Series A Preferred Stock shareholders of record was approximately 448.

Concurrently with the filing of this Final Amendment, the Company is filing with the Securities and Exchange Commission a Form 15 to terminate the registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend its obligation to file reports under Section 15(d) of the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2009

THOMASVILLE BANCSHARES, INC.

By:	/s/ Stephen H. Cheney
Stephen H. Cheney President and Chief Executive Officer

Dated: January 16, 2009

OTHER FILING PERSONS:

/s/ Stephen H. Cheney
Stephen H. Cheney

By:	*
Charles H. Hodges, III

By:	*
Charles A. Balfour

By:	*
Joel W. Barrett

By:	*
David A. Cone

By:	*
Charles E. Hancock, M.D.

By:	*
Harold L. Jackson

By:	*
Randall L. Moore

By:	*
Diane W. Parker

By:	*
Cochran A. Scott, Jr.

By:	*
Richard L. Singletary, Jr.

* By:	/s/ Stephen H. Cheney as Attorney-in-Fact